SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)1

AUGUSTA RESOURCE CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

050912203
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐     Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

_____________________
1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050912203	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Richard W. Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		965,666 + 590,000 stock options + 94,667 restricted shares units*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		9,415,281 common shares*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		965,666 + 590,000 stock options + 94,667 restricted shares units*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		9,415,281 common shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,380,947 common shares + 590,000 stock options + 94,667 restricted shares units* 965,666 common shares held directly; 9,415,281 common shares held indirectly through Augusta Capital Corporation;
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.6927%**
**Based on 143,160,392 common shares outstanding as of December 31, 2011 plus 684,667 common shares in aggregate underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 050912203	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Augusta Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		9,415,281 common shares*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		9,415,281 common shares*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,415,281 common shares* *Augusta Capital Corporation holds 9,415,281 common shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.5767%** Based on 143,160,392 common shares outstanding as of December 31, 2011.
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 050912203	13G	Page 4 of 6 Pages

Item 1 (a).  Name of Issuer:

Augusta Resource Corporation

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

Suite 400 - 837 West Hastings Street
Vancouver, BC, V6C 3N6

Item 2 (a).  Name of Person Filing:

i)   Richard W. Warke
ii)  Augusta Capital Corporation

Item 2 (b).  Address of Principal Business Office or, if None, Residence:

i)    Suite 400 - 837 West Hastings Street
          Vancouver, BC, V6C 3N6

ii)       Suite 400 - 837 West Hastings Street
          Vancouver, BC, V6C 3N6

Item 2 (c).  Citizenship:

i)   Canadian
ii)  British Columbia, Canada
Item 2 (d).  Title of Class of Securities:

Common Shares

Item 2 (e).  CUSIP Number:

050912203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).
☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 050912203	13G	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

                                 (i)Sole power to vote or to direct the vote

                                 (ii)Shared power to vote or to direct the vote

                                 (iii)Sole power to dispose or to direct the disposition of

                                 (iv)Shared power to dispose or to direct the disposition of

    See Items 5-8 on the cover page

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 050912203	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

"Richard W. Warke"
Richard Warke
February 14, 2012

Augusta Capital Corporation

By:	"Richard W. Warke"
Richard Warke, President